FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2011
Provident Energy Ltd.
(Translation of registrant's name into English)

2100, 250-2nd Street S.W. Calgary, AB T2P 0C1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Ltd.

Date: September 8, 2011	By:	/s/ Brent C. Heagy
Brent C. Heagy
Title: Senior Vice President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	News Release dated September 8, 2011 - Provident Announces Construction of a Truck Terminal at Cromer, Manitoba, September Cash Dividend and Presentation at Peters & Co. Limited 2011 North American Oil & Gas Conference